SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

comScore, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

20564W105

(CUSIP Number)

Renee L. Wilm, Esq.

Chief Legal Officer

Liberty Broadband Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number:	20564W105

1.	Names of Reporting Persons. Liberty Broadband Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power Common Stock: 29,348,881 (2) (3)

	8.	Shared Voting Power Common Stock: 0

	9.	Sole Dispositive Power Common Stock: 29,348,881 (2) (3)

	10.	Shared Dispositive Power Common Stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 29,348,881 (2) (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (4)

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 23.9% (5)

14.	Type of Reporting Person (See Instructions) CO

(1)	On May 16, 2023, in connection with the purchase by Liberty Broadband Corporation (the “Reporting Person”) of 27,509,203 shares of comScore, Inc.'s (the “Issuer”) Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), from Qurate Retail, Inc. (“Qurate”) (the “Transaction”), Qurate assigned its rights and obligations under the Stockholders Agreement, dated as of March 10, 2021 (the “SHA”), by and among the Issuer, Qurate, Charter Communications Holding Company, LLC (“Charter”) and Pine Investor, LLC (“Pine” and, together with the Reporting Person and Charter, referred to herein collectively as the “Purchasers”) to the Reporting Person. The SHA contains provisions relating to the transfer, ownership and voting of the Issuer’s securities by the Reporting Person. The Reporting Person expressly disclaims the existence of any membership in a group with the Issuer or the other Purchasers.

(2)	Subject to certain restrictions contained in the SHA. See Item 6 of the Schedule 13D.

(3)	Includes 27,509,203 shares of Series B Preferred Stock convertible, at any time at the option of the holder, into shares of the Issuer’s common stock, par value $0.001 per share (the “Common Stock”). Subject to certain anti-dilution adjustments and customary provisions related to partial dividend periods, the Series B Preferred Stock is convertible at the option of the holders at any time into a number of shares of Common Stock equal to the Conversion Rate (as defined in the Certificate of Designations for the Series B Preferred Stock), which was originally one-to-one, but was 1.067 on the date of the Transaction as a result of accrued but unpaid dividends. The Conversion Rate will continue to adjust to the extent there are additional accrued but unpaid dividends.

(4)	Excludes shares beneficially owned by the executive officers and directors of the Reporting Person. See Item 5 of the Schedule 13D.

(5)	Calculated based on (i) the 93,494,451 shares of Common Stock outstanding as of May 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed with the Securities and Exchange Commission on May 10, 2023, and (ii) the 29,348,881 shares of Common Stock currently underlying the Series B Preferred Stock, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. )

Statement of

LIBERTY BROADBAND CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

COMSCORE, INC.

Item 1. Security and Issuer.

Liberty Broadband Corporation, a Delaware corporation (the “Reporting Person”), is filing this Statement on Schedule 13D (this “Statement”) with respect to shares of the common stock, par value $0.001 per share (the “Common Stock”), of comScore, Inc., a Delaware corporation (the “Issuer”). The principal executive officers of the Issuer are located at 11950 Democracy Drive, Suite 600, Reston, Virginia 20190.

The Reporting Person is filing this Statement to report its acquisition of beneficial ownership, on May 16, 2023, of 29,348,881 shares of Common Stock pursuant to the Reporting Person’s right to convert 27,509,203 shares of the Issuer’s Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”).

Item 2. Identity and Background.

(a) – (c)

The principal business address of the Reporting Person is 12300 Liberty Boulevard, Englewood, Colorado 80112. The Reporting Person is a Delaware corporation and is primarily comprised of GCI Holdings, LLC, a wholly owned subsidiary, and an investment in Charter Communications, Inc.

(d)	– (f)

Schedule 1 attached to this Statement and incorporated herein by reference, provides the required information with respect to each executive officer and director, as applicable, of the Reporting Person (the “Schedule 1 Persons”). Each of such executive officers and directors is a citizen of the United States.

During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds.

The information contained in Item 4 of this Statement is incorporated by reference herein.

Item 4. Purpose of Transaction

On May 16, 2023, the Reporting Person purchased 27,509,203 shares of Series B Preferred Stock from Qurate Retail, Inc. (“Qurate”) for aggregate consideration of $57.5 million (the “Transaction”). The Reporting Person made such acquisition for investment purposes using funds from its working capital. As described in Item 6 hereof, on May 16, 2023, in connection with the purchase of the Series B Preferred Stock from Qurate, Qurate assigned its rights and obligations under the Stockholders Agreement, dated as of March 10, 2021 (the “SHA”), by and among the Issuer, Qurate, Charter Communications Holding Company, LLC (“Charter”) and Pine Investor, LLC (“Pine” and, together with the Reporting Person and Charter, referred to herein collectively as the “Purchasers” and each individually as a “Purchaser”). The SHA contains provisions relating to the transfer, ownership and voting of the Issuer’s securities by the Reporting Person. Prior to the Transaction and the assignment of the SHA to the Reporting Person, pursuant to the terms of the SHA, the Board of Directors of the Issuer (the “Board”) previously appointed to the Board two individuals designated by Qurate. Upon the assignment of the SHA to the Reporting Person, the same two individuals remained on the Board.

Series B Preferred Stock

Subject to certain anti-dilution adjustments and customary provisions related to partial dividend periods, the Series B Preferred Stock is convertible at the option of the holders at any time into a number of shares of Common Stock equal to the Conversion Rate (as defined in the Certificate of Designations for the Series B Preferred Stock), which was originally one-to-one, but was 1.067 on the date of the Transaction as a result of accrued but unpaid dividends. The Conversion Rate will continue to adjust to the extent there are additional accrued but unpaid dividends. If fractional shares would otherwise be issued on conversion, the holders will receive cash in lieu of such fractional shares. The holders of shares of Series B Preferred Stock have one vote per share and are entitled to vote as a single class with the holders of the Common Stock and the holders of any other class or series of equity interest of the Issuer then entitled to vote with the Common Stock on all matters submitted to a vote of the holders of Common Stock; except that to the extent the shares of Series B Preferred Stock held by any Purchaser together with its affiliates and certain of its transferees would, in the aggregate, represent voting rights with respect to more than 16.66% of the Common Stock (including the Series B Preferred Stock on an as-converted basis), such Purchaser (together with its affiliates and certain of its transferees) will not be permitted to exercise the voting rights with respect to any shares of Series B Preferred Stock held by them in excess of the 16.66% threshold, and the Issuer will exercise the voting rights with respect to such shares of Series B Preferred Stock in the same manner and in the same proportion as the outstanding Common Stock (other than Common Stock beneficially owned by the applicable Purchaser or certain of its transferees) voted on the relevant matter.

Other than as set forth in this Statement, the Reporting Person has no present plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

(j)	Any action similar to any of those enumerated in items (a)-(i) above.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the prior paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person is the beneficial owner of 29,348,881 shares of Common Stock as a result of its ownership of 27,509,203 shares of Series B Preferred Stock that are convertible, at any time at the option of the holder, into shares of Common Stock. The 29,348,881 shares of Common Stock constitute approximately 23.9% of the outstanding shares of Common Stock, calculated based on (i) the 93,494,451 shares of Common Stock outstanding as of May 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed with the Securities and Exchange Commission on May 10, 2023, and (ii) the 29,348,881 shares of Common Stock underlying the Series B Preferred Stock held by the Reporting Person, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934. As of the date hereof, Mr. Brian J. Wendling (“Mr. Wendling”), Chief Accounting Officer and Principal Financial Officer of the Reporting Person and a director of the Issuer, beneficially owns (i) 77,069 shares of Common Stock subject to vested, deferred stock units that are scheduled to be settled on the earlier of Mr. Wendling’s separation from service or a change in control of the Issuer, (ii) 100,000 shares of Common Stock subject to restricted stock units that are scheduled to vest within 60 days of the date hereof, and (iii) 40,000 shares of Common Stock held directly.

(b)	The Reporting Person has the sole power to vote or to direct the voting of and the sole power to dispose or direct the disposition of the 29,348,881 shares of Common Stock beneficially owned by it, subject to the restrictions described in Item 6 of the Statement.

(c)	Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock during the 60 days preceding the date hereof.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issues.

The information set forth in Item 4 is incorporated herein by reference.

Stockholders Agreement

On March 10, 2021, the Issuer, Qurate, Charter and Pine entered into the SHA, pursuant to which, among other things, the Issuer was obligated to take all necessary action to ensure that the Board consists of 10 total directors: two designees of each Purchaser, the chief executive officer of the Issuer and three individuals who were previously directors of the Issuer and that certain committees of the Board consist of individuals agreed by the Issuer and the Purchasers. On May 16, 2023, pursuant to the terms of the SHA, Qurate assigned its rights and obligations under the SHA to the Reporting Person, including the right to designate two directors.

Under the SHA, the Issuer is obligated to take all necessary action (to the extent not prohibited by law) to cause the Board to nominate for election that number of individuals designated by a Purchaser including, upon the assignment of the SHA, the Reporting Person, that, if elected, would result in two designees of such Purchaser serving on the Board until the earlier of such time as such Purchaser (a) beneficially owns a number of shares of Series B Preferred Stock representing less than 50% of the number of shares of Series B Preferred Stock held by such Purchaser as of the date of the Closing (the “Closing Date”) after giving effect to the purchase of Series B Preferred Stock the by Purchasers (“Initial Preferred Stock Ownership”) as a result of such Purchaser’s Transfer (as defined in the SHA) of such shares to any of the other Purchasers or (b) beneficially owns Voting Stock (as defined in the SHA) representing less than 10% of the outstanding shares of Common Stock (on an as-converted basis), after which time such Purchaser’s designation rights will be reduced to one designee until such time as such Purchaser beneficially owns Voting Stock representing less than 5% of the outstanding shares of Common Stock (on an as-converted basis), after which time such Purchaser will no longer have any rights to designate a nominee to serve on the Board thereunder.

Pursuant to the SHA, if one of the Purchasers (the “Buying Stockholder”) acquires from one of the other Purchasers (the “Selling Stockholder”) a number of shares of Series B Preferred Stock equal to (a) at least 50% (but less than 100%) or (b) 100% of the Selling Stockholder’s Initial Preferred Stock Ownership in accordance with the terms of the SHA, the Selling Stockholder will be obligated to cause one (in the case of clause (a)) or two (in the case of clause (b)) of its designated directors to resign, and the Issuer will be obligated to take all necessary action (to the extent not prohibited by applicable law) to cause the Board to appoint one or two, respectively, additional person (s) designated by the Buying Stockholder to fill such vacancy or vacancies, as applicable. If a Buying Stockholder acquires a number of shares of Common Stock equal to 10% or more of the number of shares of outstanding Common Stock as of such time (determined on an as-converted basis) from a person (other than another Purchaser and its Permitted Transferees (as defined in the SHA)), the Issuer will be obligated to, among other things, take all necessary action (to the extent not prohibited by applicable law) to cause the Board to (x) increase the size of the Board as required to enable the Buying Stockholder to designate one additional person to the Board, and (y) appoint such additional person designated by the Buying Stockholder to fill such newly created vacancy, in each case, on the terms and subject to the conditions set forth in the SHA. In no event will a single Purchaser be entitled to designate a number of directors to the Board that would constitute a majority of the Board.

Subject to compliance with applicable laws, stock exchange regulations and the order of the U.S. District Court, Southern District of New York, dated February 23, 2018, related to the settlement of shareholder derivative litigation against the Issuer, for so long as a Purchaser beneficially owns Voting Stock representing at least 5% of the outstanding shares of Common Stock (on an as-converted basis), the Issuer will take all necessary action (to the extent not prohibited by applicable law) to cause the Board to appoint (i) at least one of such Purchaser’s designees to serve on the compensation committee of the Board, (ii) at least one of such Purchaser’s designees to serve on the nominating and governance committee of the Board and (iii) at least one of such Purchaser’s designees to serve on the finance committee of the Board.

For so long as a Purchaser beneficially owns Voting Stock representing at least 5% of the outstanding shares of Common Stock (on an as-converted basis), such Purchaser will be entitled to appoint one observer on the Board or any committee thereof in a non-voting capacity.

For so long as a Purchaser beneficially owns Voting Stock representing at least 5% of the outstanding shares of Common Stock (on an as-converted basis), such Purchaser agrees to (a) vote, or provide a written consent or proxy with respect to, its Voting Stock in favor of each Purchaser’s director designees and (b) vote, or provide a written consent or proxy with respect to, its Voting Stock, in each case in the same manner and in the same proportion as holders of the outstanding Common Stock (other than the applicable Purchaser or certain of its transferees) voted, in the election of any directors nominated by the Board (other than pursuant to any Purchaser’s right to designate such director pursuant to the terms of the SHA.)

For so long as a Stockholder beneficially owns Voting Stock representing at least 5% of the outstanding shares of Common Stock on an as-converted basis, each Stockholder agrees to vote, or provide a written consent or proxy with respect to, its Voting Stock, and to cause such Stockholder’s Permitted Transferees that become a party to the SHA to vote, or provide a written consent or proxy with respect to, their Voting Stock, in each case in a neutral manner, in the election of any directors nominated by the Board, other than pursuant to any Stockholder’s right to designate such Director pursuant to the terms of the SHA.

Pursuant to the SHA, until such time as such Purchaser beneficially owns Voting Stock representing less than 5% of the outstanding shares of Common Stock (on an as-converted basis), each Purchaser will be subject to customary standstill restrictions in accordance with which each Purchaser and its respective affiliates will agree not to, among other things, and subject to the exceptions set forth in the SHA, (a) acquire any equity securities of the Issuer such that after such acquisition such Purchaser and its affiliates would beneficially own 45% or more of the outstanding shares of Common Stock (on an as-converted basis), (b) publicly seek or encourage any offer or proposal for a merger or similar transaction involving the Issuer, (c) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (within the meaning of Rule 14a-1 under the Exchange Act) to vote any Voting Stock of the Issuer or its subsidiaries, or call or seek to call a meeting of the Issuer stockholders or initiate any stockholder proposal for action by the Issuer stockholders or seek the removal of any director from the Board or (e) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) in connection with any Voting Stock of the Issuer or its subsidiaries, including with any other Purchaser or its affiliates.

Pursuant to the SHA, in the event a Purchaser contemplates transferring any shares of Series B Preferred Stock or Common Stock to another Person, the other Purchasers will each have a right of first refusal to purchase any or all of their respective pro rata portions of such shares of Series B Preferred Stock or Common Stock, subject to exceptions set forth in the SHA. Additionally, in the event the Issuer contemplates the sale or other disposition of any patents, Charter will have a right of first offer and a right of first refusal to acquire such patents, on the terms and subject to exceptions as set forth in the SHA. In connection with the sale of Series B Preferred Stock from Qurate to the Reporting Person, Charter and Pine Investor waived their respective rights of first refusal under the SHA.

Pursuant to the SHA, except for certain excluded issuances, the Purchasers will have customary preemptive rights with respect to any authorized issuance or sale of any of the Issuer’s capital stock.

Pursuant to the SHA, on a single occasion after January 1, 2022, upon any Purchaser’s request, subject to the conditions set forth in the SHA, the Issuer will (a) take all actions reasonably necessary to pay a one-time dividend on the Series B Preferred Stock (the “Special Dividend”) equal to the highest dividend that the Board determines can be paid at that time (or a lesser amount as may be unanimously agreed upon by the Purchasers), subject to the additional conditions and limitations set forth in the SHA, (b) to the extent required based on the Issuer’s financial condition, reasonably promptly seek and obtain debt financing to pay such Special Dividend, and (c) declare and pay such Special Dividend, which, if debt financing is required, will be paid substantially contemporaneous with, or reasonably promptly after, the consummation of such debt financing. If $100,000,000 of the Special Dividend and annual dividends, in aggregate, have been paid on the Series B Preferred Stock, the Issuer will use any remaining amount of the Special Dividend requested by the Purchasers to pay a pro rata dividend on the Common Stock (with the Series B Preferred Stock participating on an as- converted basis in accordance with the Certificate of Designations).

Pursuant to the terms of the SHA, the prior written consent of each Purchaser is required for the Issuer to effect or validate certain enumerated actions in the SHA for so long as such Purchaser beneficially owns Voting Stock representing at least 10% of the outstanding shares of Common Stock (on an as-converted basis).

If a Purchaser sells 50% or more of its Initial Preferred Stock Ownership to another party (that is not a Permitted Transferee of such Purchaser or another Purchaser), it may assign its rights and obligations under the SHA to such party in accordance with the SHA. The SHA will terminate with respect to any particular Purchaser upon the mutual agreement in writing among the Issuer and such Purchaser. The SHA will terminate automatically as to any particular Purchaser and certain transferees at such time as such Purchaser no longer beneficially owns at least 5% of the outstanding shares of Common Stock (on an as-converted basis) at any time.

The foregoing summary of the SHA does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the SHA, which is attached as Exhibit 7(a) and incorporated herein by reference.

Registration Rights Agreement

Also in connection with the purchase of the Series B Preferred Stock from Qurate, Qurate agreed to assign to the Reporting Person its rights and obligations under a Registration Rights Agreement (the “RRA”) with the Issuer and the other parties thereto (the “Holders”). Pursuant to the RRA, among other things, and on the terms and subject to certain limitations set forth therein, the Issuer is obligated to use its reasonable best efforts to prepare and file a registration statement registering the sale or distribution of shares of Series B Preferred Stock or Common Stock held by any Holder, including any shares of Common Stock acquired by any Holder pursuant to the conversion of the Series B Preferred Stock in accordance with the Certificate of Designations for the Series B Preferred Stock, and any other securities issued or issuable with respect to any such shares of Common Stock or Series B Preferred Stock by way of share split, share dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise (the “Registrable Securities”).

In addition, pursuant to the RRA, Holders have the right to require the Issuer, subject to certain limitations set forth therein, to effect a sale of any or all of their Registrable Securities by means of an underwritten offering or an underwritten block trade or bought deal. The Issuer is not obligated to effect any underwritten offering or underwritten block trade or bought deal (a) subject to certain exceptions, unless the dollar amount of the Registrable Securities of Holder(s) demanding such underwritten offering or underwritten block trade or bought deal to be included therein is anticipated to result in gross sale proceeds of at least $25 million, (b) if three underwritten offerings or underwritten block trades or bought deals have already been launched at the request of Holder(s) within a 365-day period or (c) during the Quarterly Blackout Period (as defined in the RRA).

The RRA also provides Holders with certain customary piggyback registration rights.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration or offering and the Issuer’s right to delay or withdraw a registration statement under certain circumstances.

The foregoing summary of the RRA does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the RRA, which is attached as Exhibit 7(b) and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

7(a)  Stockholders Agreement, dated as of March 10, 2021, by and among comScore, Inc., Charter Communications Holding Company, LLC, Qurate Retail, Inc. and Pine Investor, LLC (incorporated by reference to Exhibit 10.4 to comScore, Inc.’s Current Report on Form 8-K (File No. 001-33520), filed with the Securities and Exchange Commission on March 15, 2021 (the “March 15, 2021 8-K”).

7(b)  Registration Rights Agreement, dated as of March 10, 2021, by and among comScore, Inc., Charter Communications Holdings Company, LLC, Qurate Retail, Inc. and Pine Investor, LLC (incorporated by reference to Exhibit 10.5 to the March 15, 2021 8-K).

7(c)   Assistant Secretary’s Certificate.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 23, 2023	LIBERTY BROADBAND CORPORATION

	By:	/s/ Craig Troyer
		Name:	Craig Troyer
		Title:	Senior Vice President and Assistant Secretary

[Signature Page to Liberty Broadband. Schedule 13D with respect to comScore, Inc.]

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS
OF
LIBERTY BROADBAND CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Broadband Corporation is set forth below. The business address for each person listed below is c/o Liberty Broadband Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed are United States citizens.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board of Liberty Broadband Corporation

Gregory B. Maffei	President, Chief Executive Officer and Director of Liberty Broadband Corporation

Gregg L. Engles	Director of Liberty Broadband Corporation

Julie D. Frist	Director of Liberty Broadband Corporation

Richard R. Green	Director of Liberty Broadband Corporation

Sue Ann R. Hamilton	Director of Liberty Broadband Corporation

J. David Wargo	Director of Liberty Broadband Corporation

John E. Welsh III	Director of Liberty Broadband Corporation

Albert E. Rosenthaler	Chief Corporate Development Officer of Liberty Broadband Corporation

Brian J. Wendling	Chief Accounting Officer and Principal Financial Officer of Liberty Broadband Corporation

Renee L. Wilm	Chief Legal Officer and Chief Administrative Officer of Liberty Broadband Corporation

Exhibit 7(c)

ASSISTANT SECRETARY’S CERTIFICATE

(Liberty Broadband Corporation)

I, Brittany A. Uthoff, Assistant Secretary and Vice President of Liberty Broadband Corporation (the “Corporation”), do hereby certify as follows:

Each of Renee L. Wilm, Craig Troyer, Brittany A. Uthoff and Katherine C. Jewell has been and is now a duly elected and qualified Chief Legal Officer and Chief Administrative Officer, Senior Vice President, Vice President, and Vice President, respectively, of the Corporation. Pursuant to the Corporation’s organization documents and as authorized by the Corporation’s board of directors, officers of the Corporation with the title of Chief Legal Officer and Chief Administrative Officer, Senior Vice President, or Vice President have the authority, on behalf of the Corporation, to execute and file reports, schedules and forms with regulatory agencies, including, without limitation, the United States Securities and Exchange Commission.

IN WITNESS WHEREOF, I have executed this certificate as of the 23rd day of May, 2023.

/s/ Brittany A. Uthoff
Brittany A. Uthoff, Assistant Secretary and Vice President